Exhibit F
METALLICA RESOURCES INC.
MATERIAL CHANGE REPORT UNDER SECTION 75(2) OF THE ONTARIO
SECURITIES ACT

Item 1.	Reporting Issuer:

Metallica Resources Inc.
36 Toronto Street, Suite 1000
Toronto, Ontario M5C 2C5

Item 2.	Date of Material Change

August 18, 2005

Item 3.	Press Release

The press release attached as Attachment “A” was released on CCN Matthews in Canada and on Business Wire in the United States on August 18, 2005 pursuant to section 75(1) of the Act.

Item 4.	Summary of Material Change

Metallica Resources Inc. reports that a Federal Court of Appeals in Mexico City has overturned the previously announced nullification of the mining permit issued to Metallica’s Mexican subsidiary, MSX, by the Federal environmental authorities. This information was received through a posting of the Court’s decision on the courthouse bulletin board, but was not delivered directly to Metallica or MSX. This type of posting is the Mexican courts’ standard method of announcing verdicts prior to publishing the complete ruling. While the results of the ruling have been publicly posted, MSX has not received official notification from the Court and has not received a copy of the written resolution of the case, which will contain the details and any conditions, stipulations or provisions that result from the ruling. Receipt of the complete file of the ruling is expected within the next two weeks.

Item 5.	Full Description of Material Change

The material change is described in the press release attached as Attachment “A”.

Item 6.	Reliance on Section 75(3) of the Act

not applicable

Item 7.	Omitted Information

not applicable

Item 8.	Senior Officers

The following senior officer of Metallica Resources Inc. may be contacted for additional information:

Mr. Richard J. Hall
Metallica Resources Inc.
c/o Metallica Management Inc.
12200 East Briarwood Avenue, Suite 165
Centennial, Colorado 80112

Item 9.	Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

Dated as of August 22, 2005.

/s/ “Richard J. Hall”
Richard J. Hall
President & Chief Executive Officer

ATTACHMENT “A”

Press Release No. 05-10
METALLICA RESOURCES OVERTURNS MINING PERMIT
NULLIFICATION AT CERRO SAN PEDRO PROJECT, MEXICO
Toronto, Ontario — August 18, 2005 — Metallica Resources Inc. (TSX: MR, AMEX: MRB) has learned that a Federal Court of Appeals in Mexico City has overturned the previously announced nullification of the mining permit issued to Metallica’s Mexican subsidiary, MSX, by the Federal environmental authorities. This information was received through a posting of the Court’s decision on the courthouse bulletin board, but was not delivered directly to Metallica or MSX. This type of posting is the Mexican courts’ standard method of announcing verdicts prior to publishing the complete ruling.
As previously reported, in August 2004, MSX learned that the mining permit issued by the Federal environmental agency had been nullified by a Mexican fiscal court. Despite the prior nullification ruling, MSX’s mining permit has remained valid subject to appeals. MSX had won two previous legal challenges with respect to the mining permit.
While the results of the ruling have been publicly posted, MSX has not received official notification from the Court and has not received a copy of the written resolution of the case, which will contain the details and any conditions, stipulations or provisions that result from the ruling. Receipt of the complete file of the ruling is expected within the next two weeks. Once the case has been reviewed by MSX’s legal counsel a more detailed discussion of the ruling will be included in a press release.
“We are still waiting to review the Court’s ruling, but based on the information that has been publicly posted this is an important step forward for our operation at Cerro San Pedro,” said Richard Hall, president and CEO of Metallica Resources. “We have worked closely with the Mexican authorities at all levels to ensure that this project meets the highest international standards of environmental and cultural protection while at the same time providing substantial economic and social benefits to the local communities.”
Metallica continues to work cooperatively with the Mexican government to resolve the last issue before it can begin construction, which is the approval of a blasting permit for 2005. The company received its annual permit for 2004 and has been working to secure approval of its 2005 permit.
Metallica Resources is a Canadian precious and base metal exploration and development company focused on the Americas. It currently has 82.9 million shares outstanding and approximately US$37 million in cash and cash equivalents, and no debt. For further details on Metallica Resources, please visit the company’s website at www.metal-res.com
CONTACT: Richard J. Hall, President and CEO, (303) 796-0229, Ext. 304.

THE STATEMENTS IN THIS PRESS RELEASE THAT ARE NOT HISTORICAL FACTS CONTAIN FORWARD LOOKING INFORMATION. THESE STATEMENTS ADDRESS FUTURE EVENTS INVOLVING KNOWN AND UNKNOWN RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO VARY MATERIALLY FROM PROJECTED RESULTS. THESE RISKS AND UNCERTAINTIES INCLUDE THOSE DESCRIBED IN METALLICA’S FORM 20-F.